UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 G
Under the Securities Exchange Act of 1934

(Amendment No. ) *

Nuveen Short Duration Credit Opportunities Fund (JSD)
(Name of Issuer)

Term Preferred, Series 2020
(Title of Class of Securities)

67074XAA5
(CUSIP Number)

October 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☒ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67074XAA5

1	NAME OF REPORTING PERSON(S) Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 125
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 125
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 67074XAA5

Item 1(a).	Name of Issuer:

Nuveen Short Duration Credit Opportunities Fund (JSD)

Item 1(b).	Address of Issuer's Principal Executive Offices:

333 West Wacker Drive, Chicago, IL 60606

Item 2(a).	Name of Person Filing:

Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

183 Sully's Trail, Pittsford, New York 14534.

Item 2(c).	Citizenship:

Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 2(d).	Title of Class of Securities.

Term Preferred, Series 2020

Item 2(e).	CUSIP Number.

67074XAA5

CUSIP NO. 67074XAA5

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)  ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)  ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)  ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)  ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP NO. 67074XAA5

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 125

(b) Percent of Class: 0.4%

(c) Number of shares as to which such person has:

  (i) Sole power to vote or direct the vote: 125

  (ii) Shared power to vote or direct the vote: 0

  (iii) Sole power to dispose or to direct the disposition of: 125

  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP NO. 67074XAA5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by KIM (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 67074XAA5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 8, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel